UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On May 30, 2024, Oculis Holding AG (the “Registrant”) published the results of its 2024 Annual General Meeting held at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, on May 29, 2024 at 3:30 p.m. CEST (the “Meeting”) and announced new appointments to its Board of Directors and Scientific Advisory Board, and its establishment of a CHF 50 million flexible loan facility (the “Loan”). The press release and the Registrant’s latest Articles of Association, as amended by the shareholders at the Meeting, are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Loan Facility

On May 29, 2024, the Registrant entered into an agreement for a loan facility (the “Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. No amount was drawn at the signing of the Loan Agreement. The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Registrant if mutually agreed in writing by the Lender and the Registrant.

Loan 1 will be available for drawdown from closing until May 29, 2025. Loans 2 and 3 will be available for drawdown prior to June 30, 2025 and December 31, 2025, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Registrant having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down.

Borrowings under the Loan will bear interest at a fixed rate (cash and PIK) of 9.95% per annum. The Loan will have an interest-only period of, in respect of Loans 1, 2 and 3, from the relevant drawdown date until the date falling 18 months, 12 months and 6 months, respectively, after the relevant drawdown date. Each of the interest-only periods can be extended by 6 months, if certain conditions are met. During the relevant interest-only period the Registrant will make monthly payments of interest only. Following the expiry of the relevant interest-only period, the loan will be repaid in 30 monthly payments of principal and interest.

The Registrant may prepay all, but not part, of the term loan amounts at any time other than, unless the Lender agrees otherwise, by notifying the Lender in advance. The Loan is subject to mandatory prepayment in the event of a change of control or specified asset dispositions or licenses, subject to certain exceptions and thresholds. There are additional fees (including prepayment premia) payable to the Lender in the event the loan is prepaid either mandatorily or voluntarily. The Lender received an upfront transaction fee of approximately CHF 200,000 and is eligible to receive an aggregate of approximately CHF 375,000 in additional transaction fees payable upon the Registrant’s eligibility to receive and actual receipt of future drawdowns. On the date on which the Loan is prepaid or falls due for repayment in full, the Lender is eligible to receive an end of loan fee of, in relation to each of Loans 1, 2 and 3, 4.5% of the amount drawn down under the relevant loan. The Loan contains customary affirmative and negative covenants.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”) received a warrant (the “Warrant”) to purchase up to 361,011 of the Registrant’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17, at signing and following any loan drawdowns, subject to adjustment (the “Exercise Price”). As of the signing date, the Warrant is exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant will be exercisable for a period of up to seven years from the date of vesting and the Warrant will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the shareholders of the Registrant of a third-party bona fide offer for all outstanding shares of the Registrant (subject to any prior exercise by the Holder, if applicable). The Warrant also includes customary F-3 resale and piggyback registration rights and anti-dilution provisions.

The Registrant intends to use the proceeds from the Loan Agreement for general corporate purposes.

The foregoing summaries of the Loan Agreement and the Warrant are not complete and are qualified in their entirety by reference to the full text of the Loan Agreement and the form of warrant agreement, respectively, copies of which the Registrant expects to file no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2024.

INCORPORATION BY REFERENCE

This information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (File Nos. 333-278409 and 333-271063).

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Press Release dated May 30, 2024 Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: May 31, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer